SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                               Xanser Corporation
                     --------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   484170 10 5
                     --------------------------------------
                                 (CUSIP Number)

                                 John R. Barnes
                             c/o Xanser Corporation
                          2435 North Central Expressway
                              Richardson, TX 75080
                                  972-699-4001
                     --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2005
                     --------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------         -------------------------------
CUSIP No. 484170 10 5                      13D                 Page 2 of 5 Pages
----------------------------------------         -------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                  John R. Barnes

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)-----
                                                                        (b)--X--
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS *

                  PF; OO

-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)



-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

-------- -----------------------------------------------------------------------
                            7
       NUMBER OF                  SOLE VOTING POWER                      958,796
         SHARE
       BENEFICIALLY       ------- ----------------------------------------------
        OWNED BY            8
          EACH                    SHARED VOTING POWER                    900,000
       REPORTING          ------- ----------------------------------------------
        PERSON              9
         WITH                     SOLE DISPOSITIVE POWER                 958,796

                          ------- ----------------------------------------------
                            10
                                  SHARED DISPOSITIVE POWER               900,000

------------------------- ------- ----------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  1,858,796

-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *




-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   5.45%

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *


                  IN
-------- -----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer.

     The title of the class of equity securities to which this statement relates is common stock, no par value, of Xanser Corporation. ("Common Stock"). The principal executive offices of Xanser Corporation are located at 2435 North Central Expressway, Richardson, TX 75080.

Item 2.  Identity and Background.

---------- ---------------------------------------------------- ----------------------------------------------------
1.         (a)      Name:                                       John R. Barnes
---------- ---------------------------------------------------- ----------------------------------------------------
           (b)      Business Address:                           2435 North Central Expressway, Richardson, TX 75080
---------- ---------------------------------------------------- ----------------------------------------------------
           (c)      Principal Occupation:                       Chairman, President and Chief Executive Officer of
                                                                Xanser Corporation
---------- ---------------------------------------------------- ----------------------------------------------------
           (d) Criminal Convictions:                            None
---------- ---------------------------------------------------- ----------------------------------------------------
           (e) Civil Proceedings:                               None
---------- ---------------------------------------------------- ----------------------------------------------------
           (f) Citizenship:                                     USA
---------- ---------------------------------------------------- ----------------------------------------------------


Item 3.  Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock to which this statement relates was acquired by Mr. Barnes pursuant to various compensation arrangements with Xanser Corporation, employee benefit plans of Xanser Corporation, and from the personal funds of Mr. Barnes and his immediate family members.

Item 4.  Purpose of Transaction.

     The shares of Common Stock covered by this statement are being held for investment purposes. Depending on market and other conditions, Mr. Barnes may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock he now owns or may hereafter acquire. Other than in his capacity as Chairman of the Board of Directors, President and Chief Executive Officer of Xanser Corporation, Mr. Barnes has no plans which relate to or would result in:

     (a)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving Xanser Corporation or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of Xanser Corporation or its subsidiaries;

     (c) any change in the present board of directors or management of Xanser Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of Xanser Corporation;

     (e)  any  other  material  change  in  Xanser  Corporation's   business  or
          corporate structure;

     (f)  changes  in  Xanser  Corporation's  charter,   bylaws  or  instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of the issuer by any person;

     (g) causing a class of securities of Xanser Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Barnes beneficially owns an aggregate of 1,858,796 shares of Common Stock representing approximately 5.45% of the Common Stock outstanding as of July 20, 2005. This includes shares of Common Stock that Mr. Barnes has the right to acquire beneficial ownership of within 60 days and such shares have been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes. Any shares of Common Stock not outstanding and subject to options, warrants, rights or conversion privileges held by any person other than Mr. Barnes have not been included for purposes of computing the percentage of outstanding shares of Common Stock owned by Mr. Barnes.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by Mr. Barnes, see rows 7-10 of the cover page above.

     (c) On July 13, 2005, Mr. Barnes acquired 300,000 shares of Common Stock pursuant to the exercise of stock options at an exercise price of $2.46 and 509,131 shares of Common Stock as a distribution from the Xanser Corporation Deferred Stock Unit Plan resulting from deferrals of compensation by Mr. Barnes.

     (d) Of the 1,858,796 shares of Common Stock listed in Item 5(a), 900,000 shares of Common Stock are held in entities in which certain other individuals have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. No such interest relates to more than five percent of the issued and outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


     The 900,000 shares of Common Stock referenced in Item 5(d), which are included in Item 5(a), are held in entities for the benefit of Mr. Barnes's immediate family members. However, Mr. Barnes has the right to acquire beneficial ownership of the Common Stock in these entities within 60 days.

Item 7.  Material to be Filed as Exhibits.

     None.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2005

                                        //s//  JOHN R. BARNES
                                    --------------------------------------------
                                    John R. Barnes